

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 14, 2011

Via Email
Michael S. Hudner
B Plus H Ocean Carriers Ltd.
Chairman of the Board, President
& Chief Executive Officer
3rd Floor, Par La Ville Place
14 Par-La-Ville Road
Hamilton HM JX Bermuda

> **Re: B Plus H Ocean Carriers Ltd.**
> **Schedule 13e-3**
> **Filed November 21, 2011**
> **File No. 5-40007**

Dear Mr. Hudner:

We have limited our review of the above referenced filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13e-3

General

1. The proxy statement related to the approval of the reverse-stock split/going private transaction was first furnished as an exhibit to Form 6-K on October 19, 2011. At that time, the company did not file the required Schedule 13e-3. Rather, the company filed the Schedule 13e-3 on November 21, 2011; one day prior to the shareholder meeting at which the vote approving the going private transaction occurred. Please refer to Rule 13e-3(d) and General Instruction A(4) of Schedule

13e-3, which set forth the filing requirements and timing requirements for the filing of Schedule 13e-3 by an issuer or affiliate engaged in a going private transaction. The company did not comply with such requirements. Please promptly file an amendment to Schedule 13e-3 disclosing this fact and explaining why the filing was untimely.

2. Please refer to our comment above. In amending the filing, please disclose the consequences of the untimely filing. Additionally, please disclose that the company is responsible for the accuracy and completeness of the filings it has made, inclusive of the proxy statement disclosure that is incorporated by reference to the Schedule 13e-3. Further, please prominently disclose the legend required by Schedule 13e-3(e)(1)(iii) in the next amendment.

3. Please confirm in your response letter the exact date the proxy statement was mailed and/or distributed.

4. Please advise us of whether the Schedule 13e-3 that was filed on November 21, 2011 was mailed and/or distributed to shareholders prior to the shareholder meeting and if not, why not. We may have further comment.

5. Please advise us of how the company will distribute to its shareholders any amendments to Schedule 13e-3, inclusive of the amendments that will be made in connection with this comment letter. Refer generally to Rule 13e-3(d)(2). We may have further comment.

6. Please correct the signature block of the Schedule 13e-3 and identify Mr. Hudner as the Chief Executive Officer, versus Chief Financial Officer.

Proxy Statement

7. Refer to the heading, "No Schedule 13e-3". You disclose "since BHO is a foreign private issuer, it is not required to file a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the SEC." The company's shares were listed on the NYSE Amex and are registered under Section 12(b). Accordingly, Rule 13e-3 applies to the transaction. Please amend the Schedule 13e-3 to correct the prior disclosure.

8. Please refer to our comment above. The proxy statement disclosed that "[y]our stockholders will not receive all the information that may be provided in a Schedule 13E-3." Please clarify in your next amendment that the company is liable for any material misstatements or omissions in connection with the Rule 13e-3 filing, inclusive of the proxy statement which was incorporated by reference.

As appropriate, please promptly amend your filing in response to these comments. Please be advised that the December 2, 2011 Form 25 filing has not terminated your continuing filing obligations under the Williams Act at this time. As such, please amend your filing accordingly. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email): James C. Kardon, Esq.
            Hahn & Hessen LLP